FOR IMMEDIATE RELEASE

NEWS RELEASE

INITIAL CLOSING OF PRIVATE PLACEMENT

Vancouver, Canada, October 29th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that further to the Company’s News Release dated October 5th, 2009, the Company has closed on an initial flow-through subscription agreement and has issued a total of 1,190,000 units at a price of $0.21/unit for proceeds of $249,900.  The units are subject to a hold period of four months expiring March 1, 2010.  A cash payment of $12,495 and 59,500 warrants have been issued as finders fees.

As previously announced, the flow-through units will be issued at a price of $0.21 per unit.  Each flow-through unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from the close of the flow-through private placement.  The ordinary units will be issued at a price of $0.19 per unit.  Each regular unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share of the Company at a price of $0.28 per share for a period of 18 months from the close of the private placement.

The proceeds from the unit offerings will be utilized for uranium exploration in Canada and for general corporate purposes.  Finders fees may be payable in connection with these proposed placements and are subject to regulatory approval.

In other matters, the Board of Directors and members of its Compensation Committee have approved, subject to regulatory acceptance, the issuance of 1,200,000 incentive stock options to an officer and an employee of the Company.  The exercise price of the options will be $0.18 per common share, exercisable for a period of five years and shall include a two year-vesting provision.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$55 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resources Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	October 29th, 2009